

June 16, 2010

Bassem A. Shakeel
Vice President
Magna International Inc.
337 Magna Drive
Ontario, Canada L4G 7K1

>   **Re: Magna International Inc.**
>   **Form 40-F**
>   **Filed March 31, 2010**
>   **File No. 01-11444**

Dear Mr. Shakeel:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 40-F for the Fiscal Year Ended December 31, 2009

Form 6-K Filed March 31, 2010 (as incorporated by reference into the Form 40-F for the Fiscal Year Ended December 31, 2009)

Management's Discussion and Analysis
Financial Results Summary, page 2

1. You identify accounts receivable valuation allowances as a "significant item" impacting operating income for 2009 here and on page 15 under "Europe" without quantifying the amount recorded or discussing the circumstances associated with the valuation allowance. Please revise your disclosure accordingly. Also, consider a table that reconciles changes in the balance of the valuation allowance for the balance sheet periods presented. Further, to the extent considered material, include a note in your significant accounting policies note to the financial statements in regard to accounts receivable valuation allowances.

Results of Operations, page 9

2. You cite numerous factors as causes of variances in expenses and results without quantifying their effect. Please quantify the factors cited so that investors may have an understanding of their relative impact. Refer to section 501.04 of the Codification of Financial Reporting Releases for guidance.

Financial Condition, Liquidity and Capital Resources
Cash Flow from Operations, page 16

3. We note in your disclosure here for the annual period and for the quarterly period ended March 31, 2010 as reported in Exhibit 99.1 of the Form 6-K filed May 14, 2010 that you primarily attribute the decrease in current period cash flow from operations to changes in net income and non-cash items. Please note that reference to net income, prepared on the accrual basis of accounting, may not provide a sufficient basis for a reader to analyze changes in cash flow from operations in terms of cash. Please disclose, in terms of cash, the significant reasons and related underlying drivers sufficient to explain a substantial portion of comparative changes in and level of cash flow from operations. Refer to Section IV.B.1 of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance. Changes in cash flow from operations may well be due to changes in the volume of your business. However, we note that you have undertaken cost saving measures in response to the production volume declines and reduced sales that presumably had a mitigating impact on cash flow from operations. Provide us with a copy of your intended revised analysis.

Contractual Obligations and Off-Balance Sheet Financing, page 19

4. We note your disclosure below the contractual obligations table that you had no unconditional purchase obligations other than those related to inventory, services, tooling and fixed assets in the ordinary course of business. We believe these purchase obligations should be included in the table pursuant to General Instruction B(12)(ii) of Form 40-F. Please revise the table accordingly.

Form 6-K filed May 14, 2010

Consolidated Balance Sheets, page 43
Accounts Receivable

5. We note that sales for the three months ended March 31, 2010 increased by $93 million from sales for the three months ended December 31, 2009, yet the balance of accounts receivable increased by $729 million from December 31, 2009 to March 31, 2010. Please explain to us the reason for the apparent disproportionate increase in the accounts receivable balance relative to the increase in sales for the most recent interim period. Tell

us with a view toward disclosure if there have been any changes in terms, rates or timing of collections, and address any associated impacts on your cash flows and liquidity.

6. In connection with the above comment, please explain to us the correlation between changes in quarterly sales relative to, and the balance of accounts receivable at the end of the interim period from the end of, the immediately preceding quarter over the previous four interim periods. That is, first quarter 2009 sales decreased $1.262 billion from sales of the preceding quarter and the accounts receivable balance at the end of the first quarter decreased by $275 million from the balance at the end of the preceding quarter, and successively, second quarter 2009 sales increased $131 million and accounts receivable decreased $48 million, third quarter 2009 sales increased $964 million and accounts receivable increased $824 million, and fourth quarter 2009 sales increased $750 million and accounts receivable balance decreased $206 million.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Theresa Messinese at 202-551-3307 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

Lyn Shenk
Branch Chief